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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________________________________________

FORM 6-K
____________________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025
Commission File Number: 001-37775
____________________________________________________________________________

BROOKFIELD BUSINESS PARTNERS L.P.
(Translation of registrant's name into English)
____________________________________________________________________________

73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda
(Address of principal executive office)
____________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                Form 40-F ☐
Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Partners L.P.'s registration statements on Form F-3 (File Nos: 333-285450, 333-273181 and 333-273180-01).

EXHIBIT LIST

Exhibit	Title
99.1	Brookfield Business Partners L.P.’s interim report for the quarter ended June 30, 2025
99.2	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.3	Form 52 — 109F2 — Certification of Interim Filings — CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
/s/ Jane Sheere
Date: August 7, 2025	By:	Name: Jane Sheere Title: Corporate Secretary
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EXHIBIT LIST

SIGNATURES